Filed by Sunoco, Inc.

pursuant to Rule 425 under the Securities Act of 1933

Securities Exchange Act of 1934

Subject Company: Sunoco, Inc.

Commission File No.: 1-06841

August 20, 2012

Important Information about the Sunoco, Inc. and SunCoke Energy, Inc. Common Stock Funds

Dear Plan Participant:

This letter and enclosed Notice of Blackout Period only apply to participants in the Sunoco, Inc. Capital Accumulation Plan (“SunCAP”) who have a portion of their accounts invested in the Sunoco, Inc. Common Stock Fund, the ESOP Fund and/or the SunCoke Energy, Inc. Common Stock Fund.

In connection with the proposed merger of Sunoco, Inc. with Energy Transfer Partners (“ETP”), all Sunoco, Inc. common stock held in the Sunoco, Inc. Common Stock Fund and the ESOP Fund (the “Sunoco Stock Funds”) will be liquidated at the end of September and beginning of October 2012 and the Sunoco Stock Funds will be removed from SunCAP’s investment lineup at that time. This change is being made because the receipt and retention of merger consideration in the form of ETP common units within SunCAP accounts would result in prohibited transactions under the Employee Retirement Income Security Act of 1974, the federal law that applies to retirement plans. For this reason, the liquidation of the Sunoco Stock Funds must be completed prior to the closing of the merger transactions.

Separately, when the SunCoke Energy, Inc. Stock Fund (the “SunCoke Stock Fund”) was added to SunCAP in January 2012, you were notified that the SunCoke Stock Fund would likely be removed approximately nine months after the spinoff date. The SunCoke Stock Fund will now be liquidated and removed from SunCAP’s investment lineup as planned, in coordination with the changes to the Sunoco Stock Funds.

Until the Blackout Period (see below) begins, you will be able to direct the investment of the portion of your SunCAP account invested in the Sunoco Stock Funds and/or the SunCoke Stock Fund. Any amounts that remain in these Funds at the start of the Blackout Period will be liquidated and reinvested as described below.

If you are an active employee participating in SunCAP, your liquidation proceeds will be invested in accordance with your current contribution allocation percentages on file with Vanguard. If any of your contribution allocation percentages are allocated to the Sunoco Stock Funds, you must change your contribution allocation percentages to one of the other available investments offered under SunCAP prior to the start of the Blackout Period. If you do not make this change, any amounts allocated to the Sunoco Stock Funds will be invested in SunCAP’s Qualified Default Investment Alternatives, which are the date-specific Vanguard Target Retirement Funds. If you are a terminated employee, your liquidation proceeds will be invested in SunCAP’s Qualified Default Investment Alternatives, which are the date-specific Vanguard Target Retirement Funds. For your reference, enclosed is a fact sheet on the Vanguard Target Retirement Funds.

To liquidate the Sunoco Stock Funds and the SunCoke Stock Fund in an orderly fashion, your ability to make changes to the portion of your SunCAP account invested in the Sunoco Stock Funds and/or the SunCoke Stock Fund will be restricted for a short period, known as the “Blackout Period.” The blackout period will begin at 1 p.m. Eastern Time on Wednesday, September 19, 2012 and is expected to end at 4 p.m. Eastern Time on Tuesday, October 2, 2012 (the “Blackout Period”). The enclosed Notice of Blackout Period includes detailed information about these changes. It is important that you read the Notice and, if you have questions, contact Vanguard for more information.

The removal of the Sunoco Stock Funds and the SunCoke Stock Fund from SunCAP are significant changes and may require you to make changes to how your SunCAP account is invested. The following chart can assist you in determining next steps and deadlines:

Date			Participant Action Items
On or Around August 20, 2012	Receive Notice of Blackout Period

Review the Notice of Blackout Period and determine whether you will liquidate the portion of your SunCAP account invested in the Sunoco Stock Funds and/or the SunCoke Stock Fund prior to the start of the Blackout Period.

August 27, 2012	Record Date for the Special Meeting of Sunoco Shareholders	If your SunCAP account holds investments in the Sunoco Stock Funds as of the close of business on this date, you will receive the proxy materials described below in September.
Between August 20, 2012 and September 19, 2012 at 1 p.m. ET

If you wish to liquidate the portion of your SunCAP account invested in the Sunoco Stock Funds and/or the SunCoke Stock Fund, contact Vanguard to provide instructions prior to the start of the Blackout Period, which will begin at 1 p.m. ET on September 19, 2012. If you are an active employee, consider providing Vanguard with updated investment instructions for future SunCAP contributions if your current allocation percentages include the Sunoco Stock Funds.

If you do not liquidate the portion of your SunCAP account invested in the Sunoco Stock Funds and/or the SunCoke Stock Fund prior to the start of the Blackout Period and you are an:

•

Active Employee: The liquidation proceeds and future contributions will be invested in accordance with your current contribution allocation percentages on file with Vanguard. Any contribution allocation percentages directed to the Sunoco Stock Funds will automatically be changed to a date-specific Vanguard Target Retirement Fund, unless you make a change prior to the start of the Blackout Period.

		•	Terminated Employee: The liquidation proceeds will be invested in a date-specific Vanguard Target Retirement Fund.
September 19, 2012 at 1 p.m. ET	Blackout Period Expected to Begin	No action can be taken with regard to the Sunoco Stock Funds and the SunCoke Stock Fund during the Blackout Period.
		•	You can make changes to the portion of your SunCAP account invested in investment options other than the Sunoco Stock Funds and the SunCoke Stock Fund during this time.
No loans or distributions allowed from the Sunoco Stock Funds or the SunCoke Stock Fund.
October 2, 2012 at 4 p.m. ET	Blackout Period Expected to End

If you did not liquidate the portion of your SunCAP account invested in the Sunoco Stock Funds and/or the SunCoke Stock Fund prior to the Blackout Period, the Sunoco Stock Funds and/or SunCoke Stock Fund liquidation proceeds will be invested in accordance with your contribution allocation percentages in place as of the start of the Blackout Period, or in a date-specific Vanguard Target Retirement Fund as described above.

After the Blackout Period Ends

If proceeds and/or contributions were invested in a default date-specific Vanguard Target Retirement Fund, determine if you want to continue to keep the Target Retirement Fund as an investment in your SunCAP account or invest in one of the other available investment options within SunCAP.

Review the investment allocation of your SunCAP account to confirm that it meets your investment goals and is adequately diversified.

Loans and distributions permitted from all investment funds under SunCAP.

If a portion of your SunCAP account is invested in the Sunoco Stock Funds as of the close of business on August 27, 2012, which is the record date for the special meeting of Sunoco shareholders, you will receive proxy materials for the proposed merger of Sunoco with ETP. When you receive the proxy materials, use the proxy voting instruction card within the proxy materials to vote the shares of Sunoco, Inc. common stock allocated to your SunCAP account as a result of your investment in the Sunoco Stock Funds “for” or “against” the proposed merger and return it as instructed in the materials. Because you will not hold amounts in the Sunoco Stock Funds on the merger date, you cannot make a merger consideration election (i.e., an election to receive cash or ETP equity on the merger date) with regard to your SunCAP Sunoco Stock Fund investments. If you hold shares of Sunoco common stock outside of SunCAP, the election may apply to those shares. Refer to the proxy materials for more information on non-SunCAP shares.

If you have questions about this letter or the Notice of Blackout Period, or want to make changes to your SunCAP account, please contact Vanguard:

•	Online. Log on to your account at vanguard.com anytime. Not registered yet for secure online account access? Go to vanguard.com/register to sign up. You will need your plan number: 093518.

•	By phone. Call Vanguard’s 24-hour interactive VOICE® Network at 800-523-1188. To use VOICE, you will need your personal identification number (PIN). To create a PIN, follow the prompts.

•	With personal assistance. Vanguard Participant Services associates are available at 800-523-1188 Monday through Friday from 8:30 a.m. to 9 p.m., Eastern time.

Sincerely,

Sunoco, Inc.

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTICE OF BLACKOUT PERIOD

The purpose of this Notice is to inform you of a “Blackout Period” that will occur under the Sunoco, Inc. Capital Accumulation Plan (“SunCAP” or the “Plan”) in connection with the liquidation of the Plan’s Sunoco, Inc. Common Stock Fund and the ESOP Fund (the “Sunoco Stock Funds”), which are unitized investments consisting of shares of Sunoco, Inc. common stock and a small cash position, and the SunCoke Energy, Inc. Common Stock Fund (the “SunCoke Stock Fund”), which is a unitized investment consisting of shares of SunCoke Energy, Inc. common stock and a small cash position. The Blackout Period will begin at 1 p.m. ET on Wednesday, September 19, 2012 and is expected to end at 4 p.m. ET on Tuesday, October 2, 2012. During this time, you can determine if the Blackout Period has ended by contacting Vanguard.

As a result of these changes, if you have a portion of your SunCAP account invested in the Sunoco Stock Funds and/or the SunCoke Stock Fund at the start of the Blackout Period, you will temporarily be restricted from exercising certain rights otherwise available under the Plan with regard to the portion of your SunCAP account invested in these Funds. During the Blackout Period, there will be no restrictions on the portion of your SunCAP account held in Plan investment options other than the Sunoco Stock Funds and the SunCoke Stock Fund. After the Blackout Period ends, the Sunoco Stock Funds and the SunCoke Stock Fund will no longer be available investment options under SunCAP.

I.	Background

As you are likely aware, Sunoco, Inc. (“Sunoco”) and Energy Transfer Partners, L.P. (“ETP”), Energy Transfer Partners GP, L.P., the general partner of ETP, Sam Acquisition Corporation, a wholly owned subsidiary of ETP, and, for certain limited purposes, Energy Transfer Equity, L.P., the indirect parent of ETP GP and ETP have entered into the Agreement and Plan of Merger dated as of April 29, 2012, as amended by Amendment No. 1 thereto dated as of June 15, 2012 (the “Merger Agreement”). Section 5.7(e) of the Merger Agreement provides that Sunoco will take such actions as may be necessary to eliminate the Sunoco Stock Funds no later than the closing date of the merger. The reason for this change is that the receipt and retention of merger consideration in the form of ETP common units in SunCAP accounts would result in prohibited transactions under the Employee Retirement Income Security Act of 1974, the federal law that applies to retirement plans.

Separately, when the SunCoke Stock Fund was added to the Plan in January 2012, plan participants were notified that the fund would likely be removed approximately nine months after the date that SunCoke Energy, Inc. was spun off from Sunoco, Inc. The SunCoke Stock Fund is now being removed as planned, in coordination with the changes to the Sunoco Stock Funds.

II.	Your Investments in the Sunoco Stock Funds and the SunCoke Stock Fund Prior to the Blackout Period

During the Blackout Period, the liquidation of investments in the Sunoco Stock Funds and the SunCoke Stock Fund, and the allocation and reinvestment of the proceeds of the liquidation to affected participants’ SunCAP accounts, will occur. Until the commencement of the Blackout Period, you will continue to be able to direct and diversify all of the assets credited to your Plan account among all of the investment options available under the Plan, including investments in the Sunoco Stock Funds, under the Plan’s standard procedures. Keep in mind that no new contributions or transfers may be invested in the SunCoke Stock Fund. Any Sunoco Stock Fund or SunCoke Stock Fund units that remain in your SunCAP account when the Blackout Period begins will be sold and liquidated on the open market (see Section III of this Notice). You are encouraged to consult with your personal investment advisor concerning your decisions with respect to any Sunoco, Inc. or SunCoke Energy, Inc. common stock allocated to you as a result of your investment in the Sunoco Stock Funds and/or the SunCoke Stock Fund within your SunCAP account.

If your SunCAP account holds investments in the Sunoco Stock Funds as of the close of business on August 27, 2012, the record date for the Special Meeting of Sunoco shareholders to consider the merger, the proxy materials that you will receive will include a proxy voting instruction card that you can use to provide direction to Vanguard Fiduciary Trust Company, trustee of SunCAP, with respect to shares of Sunoco, Inc. common stock allocated to you as a result of your investment in the Sunoco Stock Funds within your SunCAP account FOR or AGAINST the proposed merger. If your voting instructions are not received by the proxy tabulator by the Plan’s voting deadline, you will be treated as directing Vanguard Fiduciary Trust Company to vote the shares of Sunoco, Inc. common stock held in the Sunoco Stock Funds and allocated to your account under the Plan in the same proportion as the shares for which Vanguard Fiduciary Trust Company has received timely direction from other Plan participants who do vote. The proxy materials that you will receive may also include information relating to shareholder elections, subject to certain limitations, to receive merger consideration in the form of cash (a “cash election”) or ETP common units (an “equity election”), or a combination of both. However, because your SunCAP investments in Sunoco Stock Funds will have been liquidated and eliminated before the closing date of the proposed merger, you will not be permitted to make a cash election or an equity election with respect to the Sunoco, Inc. common stock allocated to you as a result of your investment in the Sunoco Stock Funds within your SunCAP account, regardless of whether you receive a merger consideration election form.

III.	Liquidation of the Sunoco Stock Funds and SunCoke Stock Fund Held in the Plan and Reinvestment of the Liquidation Proceeds During Blackout Period

As noted above in Section II of this Notice, if you have not chosen to liquidate the portion of your SunCAP account invested in the Sunoco Stock Funds and/or the SunCoke Stock Fund prior to the start of the Blackout Period, any amounts held in the Sunoco Stock Funds and/or the SunCoke Stock Fund within your SunCAP account when the Blackout Period begins will be sold on the open market.

When the liquidation is complete, proceeds from the liquidation representing your balance in the Sunoco Stock Funds and/or the SunCoke Stock Fund will be allocated to your account in the Plan and reinvested as described below. You can determine whether the proceeds have been allocated to your account (and the Blackout Period has ended) by contacting Vanguard.

If you are an active employee participant, and you do not choose to liquidate the portion of your SunCAP account invested in the Sunoco Stock Funds and/or the SunCoke Stock Fund prior to the start of the Blackout Period as described in Section II of this Notice, you will have until the Blackout Period commences to direct the manner in which to invest the proceeds of the liquidation by making a change to your current contribution allocation percentages (which also will apply to future employee voluntary, Sunoco matching and/or Sunoco profit sharing contributions). Your liquidation proceeds during the Blackout Period will be invested in accordance with your current contribution allocation percentages. If you do not make any contribution allocation changes by this deadline, any contribution allocation percentages that were allocated to the Sunoco Stock Funds will automatically be changed to the date-specific Vanguard Target Retirement Fund closest to the year in which you will attain age 65.

If you are a terminated employee participant, your liquidation proceeds will be invested in the date-specific Vanguard Target Retirement Fund closest to the year in which you attain age 65. Enclosed is a Qualified Default Investment Alternative Notice that provides detailed information on the Vanguard Target Retirement Funds.

After the Blackout Period ends, you can direct the investment of your entire SunCAP account at any time, including amounts defaulted into one of the Vanguard Target Retirement Funds, by contacting Vanguard at the telephone number listed in Section VI of this Notice below.

IV.	During Blackout Period, Temporary Restrictions on Rights Otherwise Available under SunCAP

During the Blackout Period, those participants who continue to have a portion of their accounts invested in the Sunoco Stock Funds or the SunCoke Stock Fund (1) will be unable to direct or diversify amounts held in the Sunoco Stock Funds and SunCoke Stock Fund within their Plan accounts, and (2) will be unable to obtain loans or distributions (including in-service distributions) from amounts invested in the Sunoco Stock Funds and the SunCoke Stock Fund. Whether or not you are planning retirement in the near future, you are encouraged to carefully consider how the Blackout Period may affect your retirement planning, as well as your overall financial plan.

Depending on the number of Sunoco, Inc. and SunCoke Energy, Inc. shares that can be sold on the open market for each day of the liquidation period, the Blackout Period may end earlier or later than Tuesday, October 2, 2012. You can determine whether the Blackout Period has ended earlier or later than expected by contacting Vanguard at the telephone number listed in Section VI of this Notice below.

V.	Preparation for Blackout Period

It is very important that you review and consider the appropriateness of your current investments, including investments in Sunoco, Inc. and SunCoke Energy, Inc. common stock, in advance of the Blackout Period, in light of your inability to direct or diversify investments held in the Sunoco Stock Funds and the SunCoke Stock Fund during the Blackout Period. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income and investments. You should be aware that there is a risk in holding substantial portions of your assets in the securities of any one company, as individual securities tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds. Should Sunoco, Inc. or SunCoke Energy, Inc. common stock have a wide price swing during the Blackout Period, you would not be able to direct the sale of the stock from your account, and you might incur a large loss during the Blackout Period.

VI.	Questions

If you have questions concerning the Blackout Period or any of the information provided in this Notice, please contact Vanguard at 800-523-1188 Monday through Friday from 8:30 a.m. to 9 p.m. Eastern Time.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed business combination transaction between Energy Transfer Partners, L.P. (“ETP”) and Sunoco, Inc. (“Sunoco”), ETP has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that contains a preliminary proxy statement/prospectus. The registration statement has not yet become effective. Following the registration statement having been declared effective by the SEC, ETP and Sunoco will file with the SEC and mail to the Sunoco shareholders the definitive proxy statement/prospectus. THE REGISTRATION STATEMENT AND THE PRELIMINARY PROXY STATEMENT/PROSPECTUS CONTAIN IMPORTANT INFORMATION ABOUT ETP, SUNOCO, THE PROPOSED TRANSACTION AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT AND THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by ETP and Sunoco through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of ETP or Sunoco at the following:

Energy Transfer Partners, L.P.	Sunoco, Inc.
3738 Oak Lawn Ave.	1818 Market Street, Suite 1500
Dallas, TX 75219	Philadelphia, PA 19103
Attention: Investor Relations	Attention: Investor Relations
Phone: (214) 981-0795	Phone: (215) 977-6764
E-mail: InvestorRelations@energytransfer.com	Email: SunocoIR@sunocoinc.com

PARTICIPANTS IN THE SOLICITATION

ETP and Sunoco, and their respective directors, executive officers and affiliates, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement. Information regarding directors and executive officers of ETP’s general partner is contained in ETP’s Form 10-K for the year ended December 31, 2011, which has been filed with the SEC. Information regarding Sunoco’s directors and executive officers is contained in Sunoco’s definitive proxy statement dated March 16, 2012, which is filed with the SEC. A more complete description is available in the registration statement and the preliminary proxy statement/prospectus.